                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                             I-TRANSACTION.NET, INC.
                             -----------------------
                 (Name of Small Business Issuer in Its Charter)

New Jersey
---------------------------------------                 -----------------------
(State of Incorporation)                                     (IRS Employer
                                                        Identification Number)

1100 River Birch Street, Hollywood, Florida                     33019
---------------------------------------                 -----------------------
(Address of the Principal Executive Offices)                 (Zip Code)

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                                  Common Shares
                                  -------------
                                (Title of Class)

ITEM 1.           DESCRIPTION OF BUSINESS

The Company was incorporated in New Jersey in 1999. The Company had been previously domiciled in other states, however in December 1998 the Board of Directors of the Company voted to re-incorporate (re-domicile) in New Jersey. The predecessor to the Company had been subject to certain lawsuits that resulted in judgments against the Company. Such judgments were discharged in a later bankruptcy proceeding. None of the officers or directors of the Company involved with those proceedings are currently officers or directors of the Company and have no influence over the affairs of the Company. The Company was previously known as Phoenix Summus Corp.

The Company designs, develops and deploys business-to-business and consumer-to-business e-commerce solutions in addition to acting as the back-end transaction processor for these systems. The Company offers EDI, electronic funds transfer, and advertising and marketing database support. The Company through its Dynamic Visions Ltd., subsidiary also produces a virtual reality arcade game.

PROPRIETARY BUSINESS MANAGEMENT SYSTEM (BMS)

Business customers can use any PC with Internet access to manage their business through the integrated communication engine (ICE) which is part of the Company's proprietary Business Management System (BMS). Through ICE, businesses utilize all forms of communication methods from traditional such as: fax, telephone, call center and mail; to leading-edge such as: instant messaging, email re-routed to a cellphone, pager, home telephone or any other electronic device that supports Internet connectivity. The BSM brings efficient reach, and increases the immediate responses needed to fulfill the promises of e-business for customers. The Company provides everything a business needs to bring a BMS solution to a web site. With the Company's BMS one can:

   - Communicate instantly with an instant message, fax-blast, email blast, etc.
   -  Send information based on pre-set criteria and collect demographics.
   - Track all actions by customer, specific group, end-user, statistics, or by any field required.
   -  Perform e-commerce transactions.
   -  Automate and track all business processes and create automated responses.
   -  Create knowledge bases on all your products and services.
   -  Automate your online forms.

The BMS does not require additional software or the installation of a complex database. This is a finished product that is currently being marketed to various businesses.

DYNAMIC  VISIONS LIMITED

In November 1999 the Company purchased 100% of the issued and outstanding shares of Dynamic Visions Limited, an Ontario corporation. Consideration for the purchase was an exchange of 700,000 shares of Company stock for the shares of Dynamic.

Dynamic Visions is a developer of commercially viable 3D/Virtual Reality (VR) products for use in both entertainment venues and professional establishments.

Their current product, the Orion Game System, has been installed in over 20 countries in a wide range of venues such as entertainment centers, arcades, theme parks, and location based entertainment centers.

The Company has also worked with the Canadian Department Of National Defense in the development of a low cost PC based ERYX/TOW missile simulator.

Dynamic has intellectual property agreements with companies such as Activision, 3DO, Interplay and Apogee. These companies are some of the world's leading developers of entertainment/gaming software. Using their software as a foundation, Dynamic is able to create very specific content cost effectively. Dynamic modifies games from these companies to work with the Orion Game System and to add virtual reality elements.

Dynamic sells, leases and has revenue sharing arrangements with its customers. The average selling price for a game system is $16,000. Leasing is arranged through third parties. Additionally, Dynamic has entered into revenue sharing agreements with some customers where Dynamic places a game system with the customer and the revenue is divided at contracted levels.

THE INDUSTRY

         BUSINESS TO BUSINESS E-COMMERCE

         Currently, most business to business solutions are managed by phone and fax using multi-part forms and other paper-based media. There are some businesses that have enabled electronic ordering through private networks requiring proprietary software and systems. The Company has created a system of business to business and consumer to business communications tool that allows the business or consumer to access information, order, via the Internet. While there are many companies offering e-commerce solutions, the Company intends to offer a vertically integrated solution which also encompasses transaction processing and database solutions. One of the first industries that the Company intends to target is the financial services industry . The products are intended to dynamically change the way businesses interact with customers, employees, clients, associates and end-users. They are fully web based.

         VIRTUAL REALITY GAMING

         The Virtual Reality Gaming industry has seen the failure of many small companies as the technology has been expensive to develop thus making entry level prices high and sometimes out of the reach of smaller arcades. However, over the past 3 years the reduction in personal computer prices and the availability of high-end components at commodity prices has enabled some in the industry to lower costs significantly. This lower cost has allowed greater penetration and acceptance of virtual reality gaming in arcades. Also, the emergence of family entertainment centers such as Dave & Busters and GameWorks has expanded the market for high-end arcade games such as the Orion Game System.

COMPETITION

BUSINESS MANAGEMENT SYSTEM

     Although at this time there is no direct competition for the BMS product, there are many business-to-business and business-to-consumer products on the market. What sets the Company's BMS apart is that its entire back-end is web-based (not web-enabled). This translates to extremely low maintenance of a very high-end database for the customer. There is no need to purchase a server, there is no IT manager to employ, no multiple licenses to buy, and no need to engage in time-consuming training programs for employees. Technical support, round-the-clock maintenance and supervision, plus data encryption security, transactional processing and replicating server technology are provided by the BMS. Customers pay for:

   -  Exclusive, web-based, administrator-access to their database,
   -  Reporting and demographics tools,
   - Membership services such as registration and profiling for their end-users,
   - Value-added services such as message boards and stock quotes for their web site,
   -  Front-end web design and hosting, if necessary.

The BMS requires only a computer with Internet access. Data can be inputted by the customer or imported from any ODBC existing database.

DYNAMIC VISIONS

         At the present time, Dynamic does not have any direct competitors. The closest competitor would be companies such as SEGA, or NAMCO; major distributors of arcade/entertainment equipment. However, Dynamic utilizes virtual reality components not found in other game systems which sets it apart from traditional arcade game vendors. However, SEGA and NAMCO are much larger, much better capitalized and have significant name recognition that Dynamic does not. So, even with technological differentiation Dynamic could be shut out of its primary markets by its larger competitors.

ITEM 2.           MANAGEMENT DISCUSSION AND ANALYSIS

         During the last two fiscal years, the Company produced no revenues. It is only since the interim period from July 1, 1999 through that the Company has recorded any sales. Those sales have been minimal.

         Plan of Operation

         The Company will continue its sales of the Orion Game System and will increase its marketing of the system. The Company has plans to place four systems in a new family entertainment center in Toronto, Canada. These four systems will be on a revenue share, where the Company will receive a portion of the revenue generated by the game system in lieu of an outright purchase by the customer. Through the use of an in-house marketing and sales team that is already in place, the Company intends to expand sales and sales efforts.

         The Company has just begun marketing its Business Management System
(BMS). It is anticipated that it will take several months before the Company makes any significant sales of the BMS.

         These operations will consume more cash then they generate over the short-term. Therefore, management believes that it will be necessary to raise additional capital for the Company through private placements of the Company's stock or through shareholder loans.

         The Company intends to continue research and development on the Orion Game System and on its BMS. The Company intends to license additional games from Activision to be ported to the Orion Game System. The Company will also continue to refine the BMS in response to customer needs and the changing marketplace, as well as to keep up with fast-changing internet technologies. The Company believes that it can continue its research and development of its products as well as increase its marketing efforts without the addition of any more employees.

ITEM 3.           DESCRIPTION OF PROPERTY

         THE COMPANY NEITHER OWNS NOR LEASES ANY REAL OR PERSONAL PROPERTY.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the Company's Common Stock beneficially owned as of December 31, 1999 by (i) the owners of more than five percent (5%) of the Company's Common Stock, (ii) the number of shares of Common Stock owned by each director and officer, and (iii) the number of shares of Common Stock owned by all officers and directors as a group:

 Name and Address of          Number of Shares of      Percentage of
  Beneficial Owner (1)          Common Stock           Common Stock
 ------------------           ------------------       -------------

David Bruce (ii)                        0                  0%

Joanne Broeders (ii)                 909,090              7.6%

M. Zigan (2)                         909,090              7.6%

Icicle Ltd. (2)                      909,090              7.6%

Wild Safari Ltd. (2)                 909,090              7.6%

Salvatori Ltd. (2)                   909,090              7.6%

Wright Technologies (2)              909,090              7.6%

Kensiko Ltd. (2)                     909,090              7.6%

Wintergarden Ltd. (3)                909,090              7.6%

D. Mamone  (3)                       909,090              7.6%

J. Hackett (3)                       909,090              7.6%

Lynne Williams (3)                   909,090              7.6%


 All Executive Officers and
 Directors as a Group
 (2 persons)  (iii)                  909,090              7.6%


(2) The address for all officers and directors of the Company is: 1100 River Birch Street, Hollywood, FL 33019.
(3) The address for these shareholders is: c/o Law Offices of Peter Tuovi, 934 The East Mall, Etobicoke, Ontario Canada
(4) The address for these shareholders is: c/o Accys Management, 934 The East Mall, Etobicoke, Ontario Canada


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DAVID BRUCE, DIRECTOR, CHAIRMAN OF THE BOARD. MR. BRUCE graduated from York University in 1986 with a degree in Business Admin studies. From 1989-1994 he worked for Marchment & Mackay Securities as a broker specializing in start-ups and venture capital. From 1994-1997 Mr. Bruce worked for Price Warner as a Broker specializing in start-ups and venture capital. From 1997-1998 he was a partner in Optimax Securities Inc a company specializing in venture capital. Presently he is a partner with Noble International Corp., a company that provides start-up financing.

JOANNE BROEDERS, DIRECTOR. MS. BROEDERS' educational background is in legal studies and finance. Upon graduating n 1994, Ms. Broeders worked as a legal assistant for a marketing firm. From 1995 to 1998 Ms. Broeders worked for Capital Canada Ltd., an investment banking firm, as a transaction administrator. She is a Managing Director t Investor Services Group, Inc., specializing in start up and venture capital financing, investor relations and public offerings.

ITEM 6.  EXECUTIVE COMPENSATION

No officer or director of the Company has received compensation from the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         THE COMPANY NEITHER OWNS NOR LEASES ANY REAL OR PERSONAL PROPERTY. OFFICE SERVICES ARE PROVIDED BY A SHAREHOLDER AT NO COST TO THE COMPANY.

Item 8.  Description of Securities

         The Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"). As of December 31, 1999, there were 11,113,674 shares of Common Stock outstanding.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for them. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Common Shares of the Company trade on the OTC Bulletin Board under the symbol ITNI. The shares had previously traded under the symbol PXSC.

Fiscal Period Ended                High           Low
July 1, 1997 through
September 30, 1997             $  2.00     $  .80

October 1, 1997 through
December 31, 1997              $200.00     $25.00

January 1, 1998 through
March 31, 1998                 $ 28.00     $22.60

April 1, 1998 through
June 30, 1998                  $ 21.00     $18.00

July 1, 1998 through
September 30, 1998             $ 55.00     $18.00

October 1, 1998 through
December 31, 1998              $ 35.00     $ 1.00

January 1, 1999 through
March 31, 1999                 $  2.00     $ 1.00

April 1, 1999 through
June 30, 1999                  $  5.75     $ 1.00

July 1, 1999 through
September 30, 1999             $  2.50     $1.125

October 1, 1999 through
December 31, 1999              $ 4.187     $ 2.75

ITEM 2.  LEGAL PROCEEDINGS

         THE COMPANY IS NOT PARTY TO ANY PENDING LEGAL PROCEEDINGS.

         THE COMPANY FILED FOR BANKRUPTCY PROTECTION IN THE DOMINION OF MELCHIZEKEK UNDER CHAPTER 11 OF THE KARITANE BANKRUPTCY CODE. KARITANE AND THE ENTIRE DOMINION OF MELCHIZEDEK ADOPTED THE ENTIRETY OF THE UNITED STATES FEDERAL BANKRUPTCY LAWS IN 1991. AS A RESULT OF THE REORGANIZATION, THE COMPANY EMERGED WITH ITS SOLE ASSET BEING 13,500,000 SHARES OF SKY SCIENTIFIC, INC. PREFERRED STOCK. AS A PART OF THE PLAN, THE COMPANY EXECUTED A 110:1 SHARE REVERSE SPLIT, WITH NO SHAREHOLDER TO RECEIVE FEWER THAN 20 SHARES AFTER THE SPLIT. CREDITORS (OTHER THAN THE FORMER TRANSFER AGENTS' DEBT, WHICH THE COMPANY ASSUMED TO PAY IN THE FUTURE) RECEIVED 1,581 SHARES ON COMMON STOCK IN 1997, 145,930 SHARES OF COMMON STOCK IN 1998 AND 5,000 SHARES OF COMMON STOCK IN 1999 ON A POST CONSOLIDATION BASIS.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         IN NOVEMBER 1999 THE COMPANY ENGAGED DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP AS THE COMPANY'S INDEPENDENT ACCOUNANT. THIS REPLACED THE COMPANY'S FORMER INDEPENDENT ACCOUNTANT FOX BYRD & GOLDEN, P.C. OF DALLAS, TEXAS. THE COMPANY HAD NO DISAGREEMENTS WITH ITS FORMER INDEPENDENT ACCOUNTANT.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         ON MAY 20, 1999 THE COMPANY SOLD 10,000,000 SHARES OF COMMON STOCK TO 10 UNAFFILIATED ACCREDITED INVESTORS FOR TOTAL CONSIDERATION OF $100,000. SUBSCRIPTIONS WERE INITIALLY SECURED BY PROMISSORY NOTES, HOWEVER ALL THE PROMISSORY NOTES HAVE BEEN SATISFIED. THERE WERE NO UNDERWRITING OR OTHER

DISCOUNTS. THE COMPANY SOLD THE SHARES PURSUANT TO THE EXEMPTION FROM REGISTRATION CONTAINED IN RULE 504 OF REGULATION D, PROMULGATED UNDER THE SECURITIES ACT OF 1933 AS AMENDED.

         ON SEPTEMBER 29, 1999 THE COMPANY ACQUIRED 100% OF THE OUTSTANDING COMMON STOCK OF I-TRANSACTION.NET, INC., A BAHAMAS CORPORATION, FOR 1,000,000 SHARES OF COMMON STOCK AND 1,000,000 COMMON STOCK PURCHASE WARRANTS EXERCISABLE AT $0.25 PER WARRANT. THE SHARES WERE ISSUED PURSUANT TO THE EXEMPTION FROM REGISTRATION CONTAINED IN REGULATION S, PROMULGATED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. ALL PURCHASERS OF THE SECURITIES WERE NON-US PERSONS AS DEFINED BY REGULATION AND NO DIRECTED SELLING EFFORTS WERE MADE IN THE UNITED STATES OF TO US PERSONS.

         ON NOVEMBER 15, 1999 THE COMPANY ACQUIRED 100% OF DYNAMIC VISIONS, LTD., AN ONTARIO CORPORATION FOR 700,000 SHARES OF COMMON STOCK OF THE COMPANY. THESE SHARES WERE ISSUED PURSUANT TO THE EXEMPTION FROM REGISTRATION CONTAINED IN REGULATION S, PROMULGATED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. ALL PURCHASERS OF THE SECURITIES WERE NON-US PERSONS AS DEFINED BY REGULATION AND NO DIRECTED SELLING EFFORTS WERE MADE IN THE UNITED STATES OF TO US PERSONS.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the New Jersey Business Corporation Act (the "NJBCL"), a director shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a Director. Under the NJBCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty or care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

         The Company intends to enter into indemnification agreements with each of its directors containing provisions that may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

         The Company believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                                    Part F/S


         The audited financial statements for the years ended June 30, 1997, June 30, 1998 and Jun 30, 1999 as well as the statements for the unaudited interim period from July 1, 1999 through December 31, 1999 are attached hereto as pages F-1 through F-28.

                                    Part III

Item 1.  INDEX TO EXHIBITS

2.1      ARTICLES OF INCORPORATION

                                   SIGNATURES

         IN ACCORDANCE WITH SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

/s/ DAVID BRUCE                     FEBRUARY 9, 2000
-------------------------------     ----------------
DAVID BRUCE
DIRECTOR, CHAIRMAN OF THE BOARD

/s/ JOANNE BROEDERS                 FEBRUARY 9, 2000
-------------------------------     ----------------
JOANNE BROEDERS
DIRECTOR

                    I-TRANSACTION.NET INC.
                    (FORMERLY PHOENIX SUMMUS CORP.)

                    (A DEVELOPMENT STAGE COMPANY)
                    (UNAUDITED - PREPARED BY MANAGEMENT)
                    (U.S. DOLLARS)

                    SIX MONTH INTERIM FINANCIAL STATEMENTS

                    AS AT DECEMBER 31, 1999

I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                DEC. 31,          DEC. 31,
                                                               NOTE                 1999              1998
-------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
   Cash                                                                     $     101,043    $        --
 Accounts receivable                                                               17,826             --
   Inventory                                                                       37,120             --
   Prepaid and sundry asset                                                        10,498             --
-------------------------------------------------------------------------------------------------------------------
                                                                                  166,487             --

CAPITAL ASSETS - NET OF ACCUMULATED
   AMORTIZATION OF $4,632                                                         101,861             --

GOODWILL                                                                           72,815             --
-------------------------------------------------------------------------------------------------------------------
                                                                            $     341,163    $        --
-------------------------------------------------------------------------------------------------------------------
LIABILITIES

CURRENT
   Bank indebtedness                                                        $      23,649    $        --
   Accounts payable and accrued liabilities                                       127,323             --
   Customer deposits                                                               15,480             --
   Loans payable, related party, non-interest
     bearing and due on demand                                                     37,795             --
-------------------------------------------------------------------------------------------------------------------
                                                                                  204,247             --
-------------------------------------------------------------------------------------------------------------------
BANK LOAN                                                                         105,386             --

STOCKHOLDERS' EQUITY

Common stock, $.001 par value, 200,000,000
   shares authorized, 11,913,611 (1998 - 203,611)
   shares issued and outstanding                                                   11,914              204
Additional paid-in capital                                                    280,402,132      280,328,642
(Deficit) accumulated during development stage                               (280,382,516)    (280,328,846)
-------------------------------------------------------------------------------------------------------------------
                                                                                   31,530             --
-------------------------------------------------------------------------------------------------------------------
                                                                            $     341,163    $        --
-------------------------------------------------------------------------------------------------------------------




Approved by                                           Director

I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                       SIX MONTHS          SIX MONTHS   FEBRUARY 28, 1997
                                                           ENDED                ENDED      (INCEPTION) TO
                                                  DEC. 31, 1999         DEC. 31, 1998       DEC. 31, 1999
-------------------------------------------------------------------------------------------------------------------

Sales                                               $       1,707        $        --        $       1,707

Cost of sales                                                 836                 --                  836
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                  871                 --                  871

Selling expense                                             8,826                 --                8,826

Administration expense                                     30,259                 --               58,094

Interest                                                    1,817                 --                1,817

Amortization                                                4,632                 --                4,632
-------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                           (44,663)                --              (72,498)

Loss on discontinuance of Forum
   Energy, Inc. operations                                   --                   --         (278,017,599)
-------------------------------------------------------------------------------------------------------------------
NET LOSS                                            $     (44,663)       $        --        $(278,090,097)
-------------------------------------------------------------------------------------------------------------------



Per share information:

   Basic loss per share from continuing
     operations                                     $        --          $        --        $       (0.01)

   Discontinued from Forum Energy, Inc.
     operations                                              --                   --               (25.53)

   Weighted average number of
     shares                                            10,888,611              203,611         10,888,611


I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(U.S. DOLLARS)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        DEFICIT
                                                                        COMMON          ADDITIONAL    ACCUMULATED
                                                       COMMON           STOCK           PAID-IN       DURING DEVELOP-
          ACTIVITY                                     STOCK            AMOUNT          CAPITAL         MENT STAGE         TOTAL
------------------------------------------------------------------------------------------------------------------------------------

February 27, 1997                                   132,755,304    $   1,342,086    $        --     $  (2,292,419)   $    (950,330)

Reverse split 110:1 [Note 5(i)]                    (132,749,204)      (1,342,080)       1,342,080            --               --

Shares issued relating to
   bankruptcy settlement to
   creditors [Note 5(i)]                                  1,581                2          948,903            --            948,905

Shares issued on acquisition
   of Forum Energy, Inc. (Note 4)                        50,000               50      278,018,977            --        278,019,027
------------------------------------------------------------------------------------------------------------------------------------
Net loss from continuing operations
   for the year ended June 30, 1998                     (18,828)         (18,828)

Loss on discontinuance of Forum
   Energy, Inc. operations                                 --               --               --      (278,017,599)    (278,017,599)

Shares issued relating to bankruptcy
   settlement with creditors
   [Note 5(i)]                                          145,930              146           18,682            --             18,828
------------------------------------------------------------------------------------------------------------------------------------
From February 27, 1997
   to December 31, 1998                                 203,611              204      280,328,642    (280,328,846)            --

Shares issued relating to bankruptcy
   settlement with creditors
   [Note 5(i)]                                            5,000                5            4,995            --              1,000

Shares issued for cash, net of
   issuance costs of $25,000                         10,000,000           10,000           65,000            --             75,000

Issued for services                                       5,000                5            4,995            --              5,000

Net loss from continuing
   operations for the year
   ended June 30, 1999                                     --               --               --            (8,007)          (8,007)

Issuance of 1,000,000 shares
   on acquisition of ITNI                             1,000,000            1,000            2,500            --              3,500

Issuance of 700,000 shares
   on acquisition of dynamics                           700,000              700             --              --                700

Loss from operations for the
   six month period ended
   December 31, 1999                                       --               --               --           (44,663)         (44,663)
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                                    11,913,611    $      11,914    $ 280,402,132   $(280,382,516)   $      31,530
------------------------------------------------------------------------------------------------------------------------------------


I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
STATEMENT OF CASH FLOWS
(U.S. DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                         FEBRUARY 28, 1997
                                                                                            (INCEPTION) TO
-------------------------------------------------------------------------------------------------------------------
                                                   DEC. 31, 1999        DEC.  31, 1998      DEC.  31, 1999
-------------------------------------------------------------------------------------------------------------------

Net loss                                              $  (44,663)           $     -            $ (72,498)

Adjustment to reconcile net loss to
   net cash provided (used in)
   operating activities

Amortization of assets                                     4,632                  -                4,632

Changes in assets and liabilities

   Accounts receivable                                   (17,826)                 -              (17,826)
   Inventory                                             (37,120)                 -              (37,120)
   Prepaid and sundry assets                             (10,498)                 -              (10,498)
   Accounts payable and accrued liabilities              102,323                  -              102,323
   Customer deposits                                      15,480                  -               15,480
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities      12,325                  -              (15,510)
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

   Decrease in promissory note                           100,000                  -              100,000
   Capital expenditures                                 (106,493)                 -             (106,493)
   Goodwill                                              (72,815)                 -              (72,815)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities     (79,308)                 -              (79,308)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

   Issuance of stock                                       4,200                  -               29,028
   Loan payable to related party                          34,788                  -               37,795
   Bank loan                                             105,389                  -              105,389
   Bank indebtedness                                      23,649                  -               23,649
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities     168,026                  -              195,861
-------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH DURING THE PERIOD                   101,043                  -              101,043

CASH AT BEGINNING OF PERIOD                                   -                   -                 -
-------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                 $  101,043                  -            $ 101,043
-------------------------------------------------------------------------------------------------------------------


I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

1.   DESCRIPTION OF BUSINESS

     i-Transaction.net Inc. ("the Company") is a technology development Company, developing business strategies through acquisition or joint venture partners.

     The Company changed its name from Phoenix Summus Corp. to i-Transaction.net Inc. on October 26, 1999.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ESTIMATES

     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's short-term financial instruments consists of accounts payable. The carrying amounts of the Company's financial statements approximates fair value because of their short-term maturities. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

     NET LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supresedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share".

     The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation, it also revised the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

     The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.

I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd.)

     RECENT PRONOUNCEMENTS

     SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification of financial statements of financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries i-Transaction.net Inc. (ITNI) and Dynamic Visions Ltd. ("Dynamic"). All intercompany balances and transactions have been eliminated on consolidation.

     CAPITAL ASSETS

     Capital assets are carried at cost, less accumulated amortization, which is based on management's estimates of the assets' useful lives. Amortization is provided for on a straight line method at an annual rate of 20% for furniture, computer equipment and other office equipment. Leasehold improvements are amortized over five years on a straight line basis.

     Amortization on the assets acquired during the year is calculated at half the applicable rate. No amortization is charged on assets disposed of during the year.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidate statement of operations.

     INVENTORY

     Inventory is stated at cost, which is not in excess of market value.

     GOODWILL

     The goodwill which relates to the acquisition of Dynamic, is amortized on a straight line basis over ten years. The Company reviews the carrying value of the goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining period to the net carrying value.

I-TRANSACTION.NET INC
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

3.   BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However the Company has sustained continuing operating losses and lacks a source of commercial income, which creates uncertainty about the Company's ability to continue as a going concern. The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

     Management believes that the actions that are being taken and planned to revise the Company's operations provide for the opportunity for the Company to continue as a going concern.

4.   ACQUISITIONS

i. On September 29, 1999 the Company acquired 100% of the outstanding common stock of i-Transaction.net Inc., a Bahama Corporation by issuing 1,000,000 shares of common stock and 1,000,000 common stock purchase warrants exercisable at $0.25 per warrant. The acquisition will be accounted for under the purchase method of accounting, and accordingly the results of operations will be included in the results of the Company from the date of acquisition.

         In determining the value of the purchase of ITNI, it is appropriate to use the quoted market price of the shares of the Company at the time of acquisition if the shares reflected the fair value of the Company. As the Company was a `shell Company" at the time of acquisition, the fair value of the Company was nominal and thus the use of the market value of the shares of the Company in determining the purchase price would not be appropriate.

         As a result the purchase price was determined based upon the value of the net assts of ITNI and are as follows:

         Current assets                                                          $ 5,000
         Current liabilities                                                      (1,500)
------------------------------------------------------------------------------------------------------
         NET ASSETS ACQUIRED                                                     $ 3,500
------------------------------------------------------------------------------------------------------


ii. On November 15, 1999 the Company acquired 100% of Dynamic Visions, Ltd. ("Dynamic"), an Ontario, Canada corporation for 700,000 shares of common stock of the Company which was issued and subject to Rule 144 of the Securities and Exchange Act of 1933. The acquisition will be accounted for under the purchase method of accounting, and accordingly the results of operations will be included in the results of the Company from the date of acquisition.

I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

4.  ACQUISITIONS - (Cont'd.)

         In determining the value of the purchase of Dynamic, it is appropriate to use the quoted market price of the shares of the Company at the time of acquisition if the shares reflected the fair value of the Company. As the Company was a "Shell Company" at the time of acquisition the fair value of the Company at the time of acquisition was nominal and thus the use of the market value of the shares of the Company in determining the purchase price would not be appropriate.

         As a result the purchase price was determined based upon the fair value of the net assts of Dynamic which was determined to be book value. The balances at November 15, 1999 are unaudited and are as follows:

         Assets                                                                $ 153,279
         Liabilities                                                             226,092
------------------------------------------------------------------------------------------------------
         NET LIABILITIES                                                      $  (72,813)
------------------------------------------------------------------------------------------------------

         The net liabilities acquired will be considered the goodwill acquired by the Company.

5.   INVESTMENT

     The Company owns 13,500,000 shares of Sky Scientic, Inc. preferred stock. The stock is no longer trading and was deemed to have no value when the corporation emerged from bankruptcy.

6.       STOCKHOLDERS' EQUITY

i. The Company filed for bankruptcy protection in the Dominion of Melchizekek under Chapter 11 of the Karitane Bankruptcy Code. Karitane and the entire Dominion of Melchizedek adopted the entirety of the United States Federal Bankruptcy laws in 1991. As a result of the reorganization, the Company emerged with its sole asset being 13,500,000 shares of Sky Scientic, Inc. preferred stock. As part of the plan, the Company executed a 110:1 share reverse split, with no shareholder to receive fewer than 20 shares after the split. Creditors (other than the former transfer agents' debt, which the Company assumed to pay in the future) received 1,581 shares of common stock in 1997, 145,930 shares of common stock in 1998 and 5,000 shares of common stock in 1999 on a post-consolidated basis.

ii. On March 1, 1999 the Company's Board of Directors approved a 200:1 share reverse split, with no shareholder to receive fewer than 50 shares after the split. All share and per share data included in these financial statements has been restated to reflect the effect of the stock split.

iii. On May 20, 1999 the Company issued 10,000,000 shares a $0.01 share under a Rule 504 offering which was satisfied by the issuance of promissory notes by the recipients of the stock. The notes bear interest at 5% per annum and are due May 1, 2000.

I-TRANSACTION.NET INC.
(FORMERLY PHOENIX SUMMUS CORP.)
(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED - PREPARED BY MANAGEMENT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS)

6.   STOCKHOLDERS' EQUITY - (Cont'.d)

iv. The Company issued 1,000,000 shares of common stock and 1,000,000 common share purchase warrants to acquire ITNI (Note 4).

v.       The Company issued 700,000 shares of common stock to acquire Dynamic
         (Note 4).

7.   INCOME TAXES

     Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.

     The Company has not provided current or deferred income taxes for the period presented due to a loss from operations.

     The Company currently has a net operating loss carryforward aggregating approximately $27,800 which $18,828 expire in 2013 and $9,007 expire in 2014. The tax benefit of the loss has been fully reserved as its realization in future periods is not assured.

8.   RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer. The cost of such services are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict of interest in carrying out their specific duties with respect to the Company. The Company has not established a policy for the resolution of such potential conflicts.

                         PHOENIX SUMMUS CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                         (U.S. DOLLARS)

                         FINANCIAL STATEMENTS

                         AS AT JUNE 30, 1999 AND 1998

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
CHARTERED ACCOUNTANTS

                        20 Eglinton Avenue West    Telephone:  416-480-0160
                        Suite 2100                 Facsimile:   416-480-2646
                        Toronto, Ontario
                        M4R 1K8





AUDITORS' REPORT


To the Stockholders' and Board of Directors of Phoenix Summus Corp.
(A Development Stage Company)

We have audited the balance sheet of PHOENIX SUMMUS CORP. (a development stage company) as at JUNE 30, 1999 AND 1998 and the statement of operations, cash flows and changes in stockholders' equity for the years ended JUNE 30, 1999 AND 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Phoenix Summus Corp. (a development stage company) from inception (February 28, 1997) to June 30, 1997 were audited by another auditor who issued an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Phoenix Summus Corp. (a development stage company) as at JUNE 30, 1999 AND 1998 and the results of its operations, cash flows and changes in stockholders' equity for the years ended JUNE 30, 1999 AND 1998 in accordance with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue, which raise substantial doubts about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Daren, Martenfeld, Carr, Testa and Company LLP(signed)

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP

Toronto, Ontario
February 4, 2000

A Member Firm of
Midsnell International

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
(U.S. DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  JUNE 30,              JUNE 30,         JUNE 30,
                                                                NOTE                 1999                  1998             1997
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT

   Promissory notes receivable bearing
     interest at 5% per annum and due
     May 1, 2000                                               [6(iii)]       $     100,000      $          --         $          --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    100,000                 --                    --
Net assets of discontinued Forum Energy,
  Inc. operations                                                     4                  --                 --           278,017,599
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              $     100,000      $          --         $ 278,017,599
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT

   Accounts payable and accrued liabilities                                   $      25,000      $          --         $          --
   Loan payable, related party, non-interest
     bearing and due on demand                                                        3,007                 --                    --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     28,007                 --                    --



STOCKHOLDERS' EQUITY

Common stock, $.001 par value, 200,000,000
   shares authorized, 10,213,611 (1998 - 203,611,
   1997 - 57,681) shares issued and
   outstanding                                                                       10,214                   204                 58
Additional paid-in capital                                                      280,399,632           280,328,642        280,309,960
(Deficit) accumulated during development stage                                (280,337,853)         (280,328,846)        (2,292,419)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     71,993                    --        278,017,599
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              $     100,000         $          --      $ 278,017,599
-----------------------------------------------------------------------------------------------------------------------------------




SEE ACCOMPANYING NOTES.

Approved by  DAVID BRUCE (SIGNED)                     Director

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
(U.S. DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOR THE PERIOD FROM
                                                                                    DATE OF INCEPTION     FEBRUARY 28, 1997
                                                                                  (FEBRUARY 28, 1997)        (INCEPTION) TO
                                                  JUNE 30, 1999   JUNE 30, 1998         JUNE 30, 1997         JUNE 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSE
   Office and general                          $       9,007         $      18,828         $          --        $      27,835
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                       (9,007)              (18,828)                   --              (27,835)
Loss on discontinuance of Forum
  Energy, Inc. operations                                 --          (278,017,599)                   --         (278,017,599)
-----------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                             $(9,007)        $(278,036,427)        $          --        $(278,045,434)
-----------------------------------------------------------------------------------------------------------------------------------

Per share information:

   Basic loss per share from continuing
     operations                                $          --                $0.18          $          --

   Discontinued from Energy, Inc
     operations                                $          --                $2,730                    --

   Weighted average number of
     shares                                        5,662,605               101,806                57,681



SEE ACCOMPANYING NOTES.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(U.S. DOLLARS)

----------------------------------------------------------------------------------------------------------------------
                                                                                      DEFICIT
                                                      COMMON        ADDITIONAL      ACCUMULATED
                                 COMMON               STOCK           PAID-IN      DURING DEVELOP-
          ACTIVITY               STOCK                AMOUNT          CAPITAL        MENT STAGE           TOTAL
----------------------------------------------------------------------------------------------------------------------

February 27, 1997                  132,755,304     $  1,342,086    $          --    $  (2,292,419)   $      (950,330)

Reverse split 110:1 [Note 5(i)]   (132,749,204)      (1,342,080)       1,342,080               --                 --

Shares issued relating to
   bankruptcy settlement to
   creditors [Note 5(i)]                 1,581                2          948,903               --            948,905

Shares issued on acquisition
   of Forum Energy, Inc. (Note 4)       50,000               50      278,018,977               --        278,019,027
----------------------------------------------------------------------------------------------------------------------
June 30, 1997                           57,681               58      280,309,960       (2,292,419)       278,017,599

Net loss from continuing operations
       at June 30, 1998                                                                   (18,828)           (18,828)

Loss on discontinuance of Forum
     Energy, Inc. operations                --               --               --     (278,017,599)      (278,017,599)

Shares issued relating to bankruptcy
     settlement with creditors
     [Note 5(i)]                       145,930              146           18,682               --             18,828
----------------------------------------------------------------------------------------------------------------------
June 30, 1998                          203,611              204      280,328,642     (280,328,846)                --

Shares issued relating to bankruptcy
     settlement with creditors
     [Note 5(i)]                         5,000                5            4,995               --              1,000

Shares issued for cash, net of
     issuance costs of $25,000      10,000,000          10,000`           65,000               --             75,000

Issued for services                      5,000                5            4,995               --              5,000

Net loss from continuing
   operations June 30, 1999                 --               --               --           (8,007)            (8,007)

----------------------------------------------------------------------------------------------------------------------

June 30, 1999                       10,213,611     $     10,214    $ 280,399,632    $(280,337,853)   $        71,993
----------------------------------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(U.S. DOLLARS)

--------------------------------------------------------------------------------------------------------------------

                                                                        FOR THE PERIOD FROM
                                                                          DATE OF INCEPTION   FEBRUARY 28, 1997
                                                                        (FEBRUARY 28, 1997)      (INCEPTION) TO
                                      JUNE 30, 1999    JUNE 30, 1998        JUNE 30, 1997       JUNE 30, 1999
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

   Loss from continuing operations   $      (9,007)   $     (18,828)   $    --                 $     (27,835)
--------------------------------------------------------------------------------------------------------------------

   Net cash used in continuing
    operations                       $      (9,007)   $     (18,828)   $    --                       (27,835)
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

   issuance of common stock          $       1,000    $      18,828    $    --                 $      24,828
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

   Increase in loan payable                  3,007               --         --                         3,007
--------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                     --               --         --                            --

CASH AT BEGINNING OF YEAR                       --               --         --                            --
--------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                  $          --    $          --    $    --                 $          --
--------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure

Acquisition Of Forum Energy, Inc.                                --     (278,019,027).
Issuance OF Common Stock                                         --      278,019,027
Conversion OF Debt To Equity                                     --         (948,905)
Issuance OF Common Stock                                         --          948,905
Disposition OF Forum Energy, Inc.                       278,017,599
ISSUANCE OF COMMON STOCK              100,000

SEE ACCOMPANYING NOTES.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(U.S. DOLLARS)
--------------------------------------------------------------------------------
1.       DESCRIPTION OF BUSINESS

     Phoenix Summus Corp. ("the Company") filed for bankruptcy protection in the Dominion of Melchizedek under Chapter 11 of the Karitane Bankruptcy Code. Karitane and the entire Dominion of Melchizedek adopted the entirety of the United States Federal Bankruptcy Laws in 1991.

     After the reorganization, the Company was redomiciled to the State of New Jersey and re-established itself as a development stage company and its intent is to locate suitable business ventures to acquire. The Company has had no significant business activity to date.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ESTIMATES

     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's short-term financial instruments consists of accounts payable. The carrying amounts of the Company's financial statements approximates fair value because of their short-term maturities. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

     NET LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supresedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share".

     The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation, it also revised the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

     The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and other highly liquid debt instruments with an original maturity of less than three months.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd.)

     RECENT PRONOUNCEMENTS

     SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification of financial statements of financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

3.   BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on a "going concern" basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

     The Company has no established source of revenue and has incurred operating losses since its inception. There can be no assurance that profitable operations will be attained or that management will be successful in raising additional equity capital for the Company.

     Management plans to seek an operating company as a merger partner for the Company which would provide a base of operations and additional capital.

4.   DISCONTINUANCE OF FORUM ENERGY, INC.

     The Company acquired 100% of Forum Energy, Inc. from Pilares Oil and Gas Inc. on March 13, 1997 for 50,000 post-consolidated shares of common stock, (10,000,000 pre-consolidated shares of common stock) valued at $278,028,827 and par value of $10,000. On February 9, 1998 the Company returned the Oil and Gas properties owned by Forum Energy, Inc. to Pilares Oil and Gas Inc.
     as per terms of an agreement with Pilares Oil and Gas Inc.   In return the
     Company was to receive 45,000 post-consolidated shares of common stock (9,000,000 pre-consolidated shares of common stock). The Company has not received the shares and does not intend on pursuing the matter.

     As the Oil and Gas properties were the only asset of Forum Energy, Inc. and it has no other business the return of the oil and gas properties will be treated for accounting purposes as the discontinuance of the operations of a subsidiary and as a result the 1997 financial statements were restated to reflect this accounting.

     The summarized financial information related to the discontinued Forum Energy, Inc. business is as follows:

--------------------------------------------------------------------------------
                                                                JUNE 30,
                                                                   1997
--------------------------------------------------------------------------------
     Current assets                                            $ 278,027,211

     Current liabilities                                               9,612

--------------------------------------------------------------------------------
     Net assets of Forum Energy, Inc. discontinued operations  $ 278,017,599
-----------------------------------------------------------------------------------

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(U.S. DOLLARS)
--------------------------------------------------------------------------------

5.   INVESTMENT

     The Company owns 13,500,000 shares of Sky Scientic, Inc. preferred stock. The stock is no longer trading and was deemed to have no value when the corporation emerged from bankruptcy.

6.   STOCKHOLDERS' EQUITY

i. The Company filed for bankruptcy protection in the Dominion of Melchizekek under Chapter 11 of the Karitane Bankruptcy Code. Karitane and the entire Dominion of Melchizedek adopted the entirety of the United States Federal Bankruptcy laws in 1991. As a result of the reorganization, the Company emerged with its sole asset being 13,500,000 shares of Sky Scientic, Inc. preferred stock. As part of the plan, the Company executed a 110:1 share reverse split, with no shareholder to receive fewer than 20 shares after the split. Creditors (other than the former transfer agents' debt, which the Company assumed to pay in the future) received 1,581 shares of common stock in 1997, 145,930 shares of common stock in 1998 and 5,000 shares of common stock in 1999 on a post-consolidated basis.

ii. On March 1, 1999 the Company's Board of Directors approved a 200:1 share reverse split, with no shareholder to receive fewer than 50 shares after the split. All share and per share data included in these financial statements has been restated to reflect the effect of the stock split.

iii. On May 20, 1999 the Company issued 10,000,000 shares a $0.01 share under a Rule 504 offering which was satisfied by the issuance of promissory notes by the recipients of the stock. The notes bear interest at 5% per annum and are due May 1, 2000.

7.   INCOME TAXES

     Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved.

     The Company has not provided current or deferred income taxes for the period presented due to a loss from operations.

     The Company currently has a net operating loss carryforward aggregating approximately $27,800 which $18,828 expire in 2013 and $9,007 expire in 2014. The tax benefit of the loss has been fully reserved as its realization in future periods is not assured.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(U.S. DOLLARS)
--------------------------------------------------------------------------------

8.   RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer. The cost of such services are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict of interest in carrying out their specific duties with respect to the Company. The Company has not established a policy for the resolution of such potential conflicts.

9.   COMPARATIVE FIGURES

     Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.

10.  SUBSEQUENT EVENTS

i. The Company changed its name on October 26, 1999 to i-Transaction.net, Inc. ("ITNI")

ii. On September 29, 1999 the Company acquired 100% of the outstanding common stock of i-Transaction.net Inc., a Bahama Corporation by issuing 1,000,000 shares of common stock and 1,000,000 common stock purchase warrants exercisable at $0.25 per warrant. The acquisition will be accounted for under the purchase method of accounting, and accordingly the results of operations will be included in the results of the Company from the date of acquisition.

         In determining the value of the purchase of ITNI, it is appropriate to use the quoted market price of the shares of the Company at the time of acquisition if the shares reflected the fair value of the Company. As the Company was a `shell Company" at the time of acquisition, the fair value of the Company was nominal and thus the use of the market value of the shares of the Company in determining the purchase price would not be appropriate.

         As a result the purchase price was determined based upon the value of the net assts of ITNI and are as follows:

         Current assets                                               $ 5,000

         Current liabilities                                           (1,500)
-------------------------------------------------------------------------------
         NET ASSETS ACQUIRED                                          $ 3,500
-------------------------------------------------------------------------------

iii. On November 15, 1999 the Company acquired 100% of Dynamic Visions, Ltd. ("Dynamic"), an Ontario, Canada corporation for 700,000 shares of common stock of the Company which was issued and subject to Rule 144 of the Securities and Exchange Act of 1933. The acquisition will be accounted for under the purchase method of accounting, and accordingly the results of operations will be included in the results of the Company from the date of acquisition.

PHOENIX SUMMUS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(U.S. DOLLARS)
--------------------------------------------------------------------------------

10.  SUBSEQUENT EVENTS - (Cont'd.)

         In determining the value of the purchase of Dynamic, it is appropriate to use the quoted market price of the shares of the Company at the time of acquisition if the shares reflected the fair value of the Company. As the Company was a "Shell Company" at the time of acquisition the fair value of the Company at the time of acquisition was nominal and thus the use of the market value of the shares of the Company in determining the purchase price would not be appropriate.

         As a result the purchase price was determined based upon the fair value of the net assts of Dynamic which was determined to be book value. The balances at November 15, 1999 are unaudited and are as follows:

         Assets                                                      $ 153,279

         Liabilities                                                   226,092
-------------------------------------------------------------------------------
         NET LIABILITIES                                            $  (72,813)
-------------------------------------------------------------------------------

         The net liabilities acquired will be considered the goodwill acquired by the Company.

iv. Subsequent to the year end the Company received the payment of the promissory notes.

                                 [LOGO]
                         FOX, BYRD & GOLDEN, P.C.
                       CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
Phoenix Summus Corp.
Abilene, Texas


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

We have audited the accompanying consolidated balance sheet of Phoenix Summus Corp. and Subsidiary (development stage companies) as of June 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the period from February 28, 1997 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit in accordance with standards established by the American Institute of Certified Public Accountants.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Phoenix Summus Corp. and Subsidiary as of June 30, 1997, and the results of its operations and cash flows for the period then ended in conformity with generally accepted accounting principles.

As more fully explained in Note 2, the accompanying balance sheet includes oil and gas properties stated at $278,018,037. The ultimate recovery of such amount is dependent on the success of future development of the properties and in the Company's ability to complete the development.

/s/ Fox, Byrd & Golden PC

July 23, 1997

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEET
                        (A Development Stage Company)
                               June 30, 1997
                    -------------------------------------


                                  ASSETS
                                  ------

Accounts Receivable                                         $        990
Oil and Gas Properties (Note 2)                              278,018,037
Prepaid Expenses                                                   8,184
                                                            ------------
                                                            $278,027,211
                                                            ============


                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

LIABILITIES
  Accounts payable                                          $      9,612

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 11,536,380 shares
    authorized, issued and outstanding (Note 3)                   11,536
  Additional paid in capital                                 280,298,482
  Retained earnings (deficit) from February 28, 1997          (2,292,419)
                                                            ------------
                                                            $278,027,211
                                                            ============


     The accompanying notes are an integral part of these financial statements

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF INCOME
                        (A Development Stage Company)
   For the Period from February 28, 1997 (Date of Inception) to June 30, 1997
   --------------------------------------------------------------------------


REVENUE                                                        $           0

EXPENSES
                                                               -------------
NET INCOME (LOSS)                                              $           0
                                                               =============
NET INCOME (LOSS) PER WEIGHTED SHARE                           $           0
                                                               =============
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                            $           0
       Net Cash Used in Operating Activity                     $           0

CASH FLOWS FROM INVESTING ACTIVITIES                                       0

CASH FLOWS FROM FINANCING ACTIVITIES                                       0
                                                               -------------

NET INCREASE IN CASH                                                       0

CASH, Beginning of period                                                  0
                                                               -------------

CASH, End of period                                            $           0
                                                               =============


              SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
              -------------------------------------------------

FINANCING AND INVESTING ACTIVITIES
  NOT AFFECTING CASH:
    Acquisition of subsidiary                                  $(278,019,027)
    Issuance of common stock                                     278,019,027
    Conversion of debt to equity                                    (948,905)
    Issuance of common stock                                         948,905
                                                               -------------
      Total Cash Received                                      $           0
                                                               =============


     The accompanying notes are an integral part of these financial statements

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                      STATEMENT OF STOCKHOLDER'S EQUITY
                        (A Development Stage Company)
   For the Period from February 28, 1997 (Date of Inception) to June 30, 1997
   --------------------------------------------------------------------------

                                                                         Additional         Retained
                                                         Common            Paid-in          Earnings
                                                         Stock             Capital          (Deficit)             Total
                                                      ------------      ------------       ------------       -------------
BALANCE, Beginning of period                          $ 1,342,086       $          0       $(2,292,419)       $   (950,333)

Reverse split 110:1, February 28, 1997                 (1,340,866)         1,340,866                 0

316,302 shares of common stock issued
  February 28, 1997, valued at $3 per share                   316            948,589                               948,905

10,000,000 shares of common stock
  issued March 13, 1997, valued at $27.80
  per share                                                10,000        278,009,027                           278,019,027
                                                      -----------       ------------       -----------        ------------
BALANCE, End of period                                $    11,536       $280,298,482       $(2,292,419)       $278,017,599
                                                      ===========       ============       ===========        ============



     The accompanying notes are an integral part of these financial statements

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                      NOTES TO THE FINANCIAL STATEMENT
                               June 30, 1997
                    -------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of Phoenix Summus Corp. (the "Company"), a Karitune Island, South Pacific, Dominion of Melchizedek corporation and its wholly owned subsidiary Forum Energy Ltd. Intercompany balances and material intercompany transactions have been eliminated in consolidation. Assets, liabilities, revenues, and expenses are recognized on the accrual basis of accounting for financial statement presentation. The Company returned to being a development stage company as of its date of emergence from bankruptcy, February 28, 1997, and is a development stage company as of June 30, 1997, as operations have not begun. Planned operations of the Company include the exploration and production of oil and gas in Texas.

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.


NOTE 2 - INVESTMENT

The Company owns 13,500,000 shares of Sky Scientic, Inc. preferred stock. The stock is no longer trading and was deemed to have no value when the corporation emerged from bankruptcy (Note 4).

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                      NOTES TO THE FINANCIAL STATEMENT
                               June 30, 1997
                    -------------------------------------



NOTE 3 - OIL AND GAS PROPERTIES

     The oil and gas property has been appraised by Nova Petroleum Resource Co., Certified Petroleum Geologists and Registered Professional Engineers, in the Executive Summary dated May 1, 1997. This report classified the petroleum reserves as proved undeveloped reserves and included the following summary:

                                    Net Present Value     Net Present Value
      Net Oil          Net Gas        @ 0% Discount        @ 10% Discount
      (Bbls)           (BdCF)            $ USD                 $ USD
    -----------      -----------    -----------------     ------------------
     33,356,166           0            640,204,892            148,032,584
         0           206,364,597                            $ 129,985,453

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes. A definition of proved undeveloped reserves is presented in the Nova Petroleum Resource Company report:

     UNDEVELOPED--Reserves that are recoverable from additional wells yet to be drilled.

     Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

                     PHOENIX SUMMUS CORP. AND SUBSIDIARY
                      NOTES TO THE FINANCIAL STATEMENT
                               June 30, 1997
                    -------------------------------------



NOTE 4 - STOCKHOLDERS' EQUITY

The Company filed for bankruptcy protection in the Dominion of Melchizedek under Chapter 11 of the Karitune Bankruptcy Code. Karitune and the entire Dominion of Melchizedek adopted the entirety of the United States Federal Bankruptcy laws in 1991. As a result of the reorganization, the Company emerged with its sole asset being 13,500,000 shares of Sky Scientic, Inc. Preferred Stock. As part of the plan, the Company executed a 110:1 share reverse split, with no shareholder to receive fewer than 20 shares after the split. Each creditor (other than the former transfer agents' debt, which the company assumed to pay in the future) then received one share of stock for each $3 due. This resulted in an additional 316,302 shares of common stock being issued.

The final portion of the plan called for the Company to issue 10,000,000 shares of common stock in exchange for the stock of Forum Energy, Inc.


NOTE 5 - ACQUISITION OF SUBSIDIARY

The Company acquired 100% of Forum Energy, Inc. on March 13, 1997, for 10,000,000 shares of common stock, valued at $278,028,827, par value of $10,000. Forum Energy is also a development stage company with no operating income or expenses from the time of acquisition through year-end.